UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

784109209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,170[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 238,170[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,170[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 34,419 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,685
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 166,685
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,685[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,798[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,170[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 238,170[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,170[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON IN

1 Includes 34,419 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,700[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 59,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,507[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,539
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 159,539
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,539[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Todd Rosner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 219,046
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 219,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,046[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Allyn R. Earl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,402[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN
1 See Item 2.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON J.K. Hage III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 111,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 111,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON The SED Full Value Committee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,317,518
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,317,518
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 28,750 Shares owned by HVF is approximately $29,072.  The aggregate purchase price of the 3,750 Shares owned by Microcap is approximately $3,802.  The aggregate purchase price of the 251,700 Shares owned by Tarsier is approximately $256,751.  The Shares owned by HVF, Microcap and Tarsier were acquired with working capital.

The aggregate purchase price of the 238,170 Shares beneficially owned in the aggregate by North & Webster, NW Fund and NW Fund II is approximately $278,012.  The Shares beneficially owned by North & Webster, NW Fund and NW Fund II were acquired with working capital.

The aggregate purchase price of the 59,507 Shares owned by Deep Woods is approximately $78,902.  The aggregate purchase price of the 159,539 Shares owned by Deep Woods QP is approximately $228,551.  The Shares owned by Deep Woods and Deep Woods QP were acquired with working capital.

The aggregate purchase price of the 111,200 Shares beneficially owned by Mr. Hage is approximately $169,922.

The aggregate purchase price of the 576,102 Shares beneficially owned by Mr. Earl is approximately $751,448.  Mr. Earl has invested approximately $568,420 of his own personal funds in Shares of the Issuer, and has caused the Investors to invest an aggregate of approximately $183,028 of their personal funds in shares of Common Stock of the Issuer.

Item 4 is hereby amended to add the following:

On October 30, 2008, North & Webster, on behalf of the Reporting Persons, delivered a letter (the “October 30 Letter”) to the members of the Issuer’s Board of Directors (the “Board”) expressing its surprise and grave disappointment with the Board’s decision to unilaterally terminate the late-stage negotiations between North & Webster and the Issuer regarding Board representation, which would have avoided a proxy contest at the Issuer’s 2008 annual meeting of shareholders (the “Annual Meeting”).

The October 30 Letter also states that North & Webster, in light of the Board’s decision to terminate the late-stage negotiations, has no choice but to proceed with a proxy contest at the Annual Meeting.  The October 30 Letter further states that based on publicly available information, North & Webster believes that the Issuer does not intend to put up for shareholder vote at the Annual Meeting the election of two recently appointed directors, Arthur Goldberg and Stephen Greenspan.  North & Webster believes that Georgia law requires that Messrs. Goldberg and Greenspan be made to stand for election at the Annual Meeting.

Therefore, together with the October 30 Letter, North & Webster delivered a letter to the Issuer requesting, pursuant to Sections 14-2-1602(b) and (c) of the Georgia Business Corporation Code (the “Code”), certain of the Issuer’s books and records relating to any changes in the composition, size and structure of the Board since January 1, 2002 (the “Books and Records Request”).  The purpose of the Books and Records Request is to enable North & Webster to determine exactly what vacancies the Board elected Messrs. Goldberg and Greenspan to fill, whether the terms of their respective predecessors have expired, whether there remain any vacancies on the Board, whether the Issuer has complied with the Code in filling the vacancies and whether the Board illegally entrenched itself by failing to hold an annual meeting to elect directors in both 2003 and 2005 in accordance with the Code.

North & Webster also delivered a letter requesting, pursuant to Section 14-2-1602 of the Code, certain of the Issuer’s books, records and documents containing information about the Issuer’s shareholders (the “Shareholder List Request”).  North & Webster submitted the Shareholder List Request in order to be able to communicate with the Issuer’s shareholders in connection with the election of directors to be submitted to a vote of the shareholders at the Annual Meeting, and any other matters as may properly come before the Annual Meeting.

A copy of the October 30 Letter is attached as exhibit 99.1 hereto and incorporated herein by reference.

CUSIP NO. 784109209

Items 5(a) and (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,823,141 Shares outstanding, as of September 23, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on September 29, 2008.

As of the date hereof, HVF owns 28,750 Shares, constituting less than one percent of the Shares outstanding, Microcap owns 3,750 Shares, constituting less than one percent of the Shares outstanding, and Tarsier owns 251,700 Shares, constituting approximately 5.2% of the Shares outstanding.  As the investment manager of each of HVF, Microcap and Tarsier, Hummingbird is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 5.9% of the Shares outstanding.  As the managing member of Hummingbird, Mr. Sonkin is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 5.9% of the Shares outstanding.  Hummingbird has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  Hummingbird and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

HC, as the general partner of each of HVF, Microcap and Tarsier, is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 5.9% of the Shares outstanding.  As the managing member of HC, Mr. Sonkin is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 5.9% of the Shares outstanding.  HC has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  HC and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

Each of HVF, Microcap, Tarsier, Hummingbird, HC and Mr. Sonkin (collectively, the “Hummingbird Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,033,318 Shares beneficially owned in the aggregate by the other members of the group.  The Hummingbird Parties disclaim beneficial ownership of such Shares.

As of the date hereof, NW Fund owns 166,685 Shares, constituting approximately 3.5% of the Shares outstanding, and NW Fund II owns 30,798 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of NW Fund and NW Fund II, North & Webster is deemed to beneficially own the 166,685 Shares and 30,798 Shares owned by NW Fund and NW Fund II, respectively, 34,419 Shares held in managed accounts over which it has voting and dispositive power (the “Managed Accounts”) and 6,268 Shares it owns directly, constituting in the aggregate approximately 4.9% of the Shares outstanding.  As the managing member of North & Webster, Mr. Kidston is deemed to beneficially own the 238,170 Shares beneficially owned by North & Webster, constituting approximately 4.9% of the Shares outstanding.  Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster.  North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts, NW Fund and NW Fund II, except to the extent of its pecuniary interest therein.  Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

Each of NW Fund, NW Fund II, North & Webster and Mr. Kidston (collectively, the “North & Webster Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,079,348 Shares beneficially owned in the aggregate by the other members of the group.  The North & Webster Parties disclaim beneficial ownership of such Shares.

As of the date hereof, Deep Woods owns 59,507 Shares, constituting approximately 1.2% of the Shares outstanding, and Deep Woods QP owns 159,539 Shares, constituting approximately 3.3% of the Shares outstanding.  As the managing partner of Deep Woods and Deep Woods QP, Mr. Rosner may be deemed to beneficially own the 59,507 Shares and the 159,539 Shares owned by Deep Woods and Deep Woods QP, respectively, constituting in the aggregate approximately 4.5% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods and Deep Woods QP.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods and Deep Woods QP, except to the extent of his pecuniary interest therein.

CUSIP NO. 784109209

Each of Deep Woods, Deep Woods QP and Mr. Rosner (collectively, the “Deep Woods Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,098,472 Shares beneficially owned in the aggregate by the other members of the group.  The Deep Woods Parties disclaim beneficial ownership of such Shares.

As of the date hereof, Mr. Hage does not directly own any Shares.  As a managing member of Adirondack Capital LLC (“Adirondack”), Mr. Hage is deemed to beneficially own the 18,700 Shares beneficially owned by Adirondack, constituting less than one percent of the Shares outstanding.  As of the date hereof, Mr. Hage’s wife, Hedy A. Hyde, beneficially owns 92,500 Shares, constituting approximately 2.0% of the Shares outstanding.  Mr. Hage is deemed to beneficially own the 92,500 Shares beneficially owned by Hedy A. Hyde.  Mr. Hage, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to beneficially own the 1,206,318 Shares beneficially owned in the aggregate by the other members of the group.  Mr. Hage disclaims beneficial ownership of such Shares.

As of the date hereof, Mr. Earl owns 458,402 Shares, constituting approximately 9.5% of the Shares outstanding.  Mr. Earl is deemed the beneficial owner for purposes of Rule 13d-3 of the 117,700 Shares owned by the Investors, constituting approximately 2.8% of the Shares outstanding.  Mr. Earl has shared dispositive power over the 117,700 Shares owned by the Investors.  Mr. Earl does not have voting power over the 117,700 Shares owned by the Investors, each of the Investors has sole voting power over its own Shares.  Mr. Earl disclaims any beneficial ownership of the Shares owned by the Investors.  Mr. Earl, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to beneficially own the 741,416 Shares beneficially owned in the aggregate by the other members of the group.  Mr. Earl disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1    Letter dated October 30, 2008 from North & Webster, LLC to the members of the Board of Directors of SED International Holdings, Inc.

CUSIP NO. 784109209

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2008

HUMMINGBIRD VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
Paul D. Sonkin

CUSIP NO. 784109209

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER FUND II, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston

DEEP WOODS PARTNERS LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

DEEP WOODS PARTNERS QP, LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

/s/ Todd Rosner
Todd Rosner

CUSIP NO. 784109209

/s/ Allyn R. Earl
Allyn R. Earl

/s/ J.K. Hage III
J.K. Hage III

CUSIP NO. 784109209

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

HUMMINGBIRD MANAGEMENT, LLC
None

PAUL D. SONKIN
None

HUMMINGBIRD CAPITAL, LLC
None

HUMMINGBIRD VALUE FUND, L.P.
None

HUMMINGBIRD MICROCAP VALUE FUND, L.P.
None

TARSIER NANOCAP VALUE FUND, L.P.
None

NORTH & WEBSTER, LLC
None

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
None

NORTH & WEBSTER FUND II, LP

125	1.5000	10/27/2008
453	1.5230	10/29/2008

SAMUEL A. KIDSTON
None

DEEP WOODS PARTNERS, LP

1,003	1.3500	09/18/2008

CUSIP NO. 784109209

DEEP WOODS PARTNERS QP, LP

2,711	1.3500	09/18/2008

TODD ROSNER
None

ALLYN R. EARL
None

J.K. HAGE III
None